UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RANCHER ENERGY CORP.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

75188R106

(CUSIP Number)

TEREX ENERGY CORP

DONALD WALFORD

MARTIN GOTTLOB

ALLEN HEIM

520 Zang St. Ste 250

Broomfield, CO 80021

(720) 502-4483

______________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2014

_____________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75188R106

1.

NAMES OF REPORTING PERSONS:

Terex Energy Corp, a Colorado Corporation

Donald Walford, Martin Gottlob and Allen Heim are Directors as of Terex Energy Corp and Mssrs. Walford and Gottlob are new Directors of Issuer.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC of Terex Energy Corp.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 129,851,356 (Note: Mssrs. Gottlob, Walford and Heim are directors of Terex Energy Corp but may only direct vote of Terex Energy Corp, as the shareholder)

	8.	SHARED VOTING POWER: 0

	9.	SOLE DISPOSITIVE POWER: 129,851,356 (Note: Mssrs. Gottlob,Walford and Heim, are directors of Terex Energy Corp but may only direct vote of Terex Energy Corp, as the shareholder)

	10.	SHARED DISPOSITIVE POWER: 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

129,851,356 owned in name of Terex Energy Corp.; Don Walford, Martin Gottlob and Allen Heim (as directors of Terex Energy Corporation) are deemed beneficial owners by virtue of their director and management positions in Terex Energy Corp, and Mssrs. Walford and Gottlob are deemed beneficial owners as directors of Issuer.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO Terex Energy Corp IN Don Walford IN Martin Gottlob IN Allen Heim

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ITEM 1. SECURITY AND ISSUER

The security for which this report is made is the common stock, par value $0.0001 per share, of Rancher Energy Corp., a Nevada corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) NAME: This statement is filed by Terex Energy Corp., a Colorado Corporation, Don Walford, Martin Gottlob and Allen Heim, as management and Directors thereof. Mssrs. Walford and Gottlob are directors of the Issuer.

(b) BUSINESS ADDRESS OF TEREX ENERGY CORP., DON WALFORD, MARTIN GOTTLOB, INC. - 520 Zang St., Ste 250, Broomfield, CO 80021

(c) EMPLOYMENT INFORMATION: Terex Energy Corp is a business that is an oil and gas investor. Mr. Walford is CEO of Terex Energy Corp and Mr. Gottlob is Vice President of Geology of Terex Energy Corp. Mr. Heim is Director and Vice President of Operations of Terex Energy Corp.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Terex Energy Corp is a corporation formed in Colorado. Donald Walford is a natural person in Colorado. Martin Gottlob is a natural person in Colorado. Allen Heim is a natural person in Kansas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of $1,300,000 in cash for the Securities Purchase was working capital of Terex Energy Corp, funded through a private placement of its common stock.

ITEM 4. PURPOSE OF TRANSACTION

On August 19, 2014 the Issuer entered into and completed a Securities Purchase Agreement with Terex Energy Corp (TEC) in which it sold 129,851,356 shares of restricted common stock to TEC for $1,300,000 in cash, which was paid at closing. Concurrently, two serving directors of Rancher resigned and the Rancher directors appointed Mssrs. Walford and Gottlob to the Board of the Issuer. The reporting persons intend to recapitalize the issuer and to have the issuer pursue a plan of oil and gas property acquisition and development.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows: a) two new directors of Rancher have been appointed (Mssrs Walford and Gottlob) and two directors of Issuer resigned, and Jon Nicolaysen resigned as CEO, President and acting Chief Accounting Officer and Don Walford was appointed as CEO, President and Acting Chief Accounting Officer, b) acquisitions of prospects may begin immediately for Issuer, based on the business judgment of the continuing board of directors c) the reporting persons intend to formulate a plan to recapitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization) and may implement a consolidation of the issued and outstanding common shares to i) facilitate capital raising and, ii) achieve an elevated price to allow it to trade on the OTCQB, d) further, the Reporting persons may seek shareholder approval and authorization for preferred stock; e) consolidation of common stock and authorization of preferred stock will require amendments to the Articles of Incorporation. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of the class of securities beneficially owned:

Terex Energy Corp. beneficially owns 129,851,356 shares of Issuer's common stock, representing approximately 52% of the issued and outstanding common stock of the Issuer, as of date of this Schedule 13D. Mssrs Walford, Gottlob and Allen Heim, are directors and management of Terex Energy Corp. and Mssrs Walford and Gottlob are directors of the Issuer, and are each attributed to own the shares held by Terex Energy Corp. i.e. 129,851,356 or 52% as indirect beneficial owners.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 129,851,356 common shares.

(c) Transactions in the securities effected during the past sixty days:

None, except for the reported Sale & Purchase Agreement

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above which is incorporated by reference herein, also see “Securities Purchase Agreement” filed as an Exhibit herewith.

Cancellation of Options and New Options

On December 3, 2013, Rancher’s board of directors granted non-qualified stock options to each of its four directors. The options vested on grant and gave each director the right to acquire 2,500,000 shares of Rancher common stock for ten years at an exercise price of $0.01 per share. These options (the “2013 OPTIONS”) were not granted pursuant to any stock option plan but pursuant to an option agreement executed by Rancher and each director. Under the option agreements (and in addition to standard anti-dilution events), the exercise price for the options granted shall be reduced to any lower exercise price for options that may be granted by the Board to any director, officer, or employee of Rancher through December 2, 2015.  Each of the directors surrendered for cancellation options they had previously held to acquire 2,500,000 shares that were granted under Rancher’s 2006 Stock Incentive Plan (the “Old Options”). The Old Options were fully vested, and were exercisable through October 27, 2019 for a price of $0.035 per share. The Old Options were canceled and are of no further force or effect.  Pursuant to Section 2.2(a) (ii) of the Securities Purchase Agreement, each of the holders of the 2013 OPTIONS agreed to surrender the 2013 OPTIONS in exchange for Callable Warrants as described in the Securities Purchase Agreement, i.e. 5,000,000 options each at $0.01 for 3 years, except that Jon Nicolaysen waived receipt of the new Callable Warrants.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SK 10.1 Securities Purchase Agreement

SK 10.2 Warrant Form

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2014

Terex Energy Corp.

/s/ Terex Energy Corp.

/s/ Donald Walford
Donald Walford

/s/ Martin Gottlob
Martin Gottlob

/s/ Allen Heim
Allen Heim

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